SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No._____)

VISCORP, INC.
 (Name of Issuer)

 Common Stock, $.001 par value
 (Title of Class of Securities)

 92832T107
 (CUSIP Number)

Stewart Shiang Lor
11th Floor, South Tower, Jinjiang Times Garden, 107 Jin Li Road West, Chengdu, Sichuan Province, the People’s Republic of China.
Telephone: (852) 3583 3340; Fax: (852) 3585 6021
______
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]  .

CUSIP Number __________

(1)	Name of Reporting Persons: Stewart Shiang Lor
    S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

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(6)	Citizenship or Place of Organization: United States

Number of Shares	(7) Sole Voting Power: 36.31%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 36.31%

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,674,859

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11): 36.31%

(14)	Type of Reporting Person (See Instructions): IN

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Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Tianjin Pharmaceuticals Co., Inc., a Delaware corporation (the “Company”).

The Company's principal offices are located at 11th Floor, South Tower, Jinjiang Times Garden, 107 Jin Li Road West, Chengdu, Sichuan Province, the People’s Republic of China.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by Stewart Shiang Lor, (referred to herein as Stewart Lor or Mr. Lor), the sole shareholder and director of Time Poly Management, Ltd., a British Virgins Islands company (“Time Poly”) and Cmark Capital Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Cmark”). Time Poly owns 9,351,824 shares of the Company’s voting stock and Cmark owns 323,035 shares of the Company’s voting stock.  Mr. Lor however, has sole voting and dispositive power with respect to both the Time Poly and Cmark shares.

(b)	Stewart Lor’s principal place of business is located at 11th Floor, South Tower, Jinjiang Times Garden, 107 Jin Li Road West, Chengdu, Sichuan Province, the People’s Republic of China

(c)	Stewart Lor’s principal occupation is as an investment consultant, which he conducts at the following companies: Cmark Capital Co., Ltd. and Time Poly Management, Ltd.

(d)	During the past five years, Mr. Lor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Lor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Stewart Lor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Raygere Limited, a company organized under the laws of the British Virgin Islands (“Raygere”), and Time Poly, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark (collectively, the “Raygere Stockholders”) ,  pursuant to which all the shares of Raygere were transferred to the Issuer and Raygere became the Issuer’s wholly-owned subsidiary (the “Share Exchange”) .

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Item 4. Purpose of Transaction

Time Poly and Cmark received the shares disclosed herein to affect the Share Exchange.  Prior to the Share Exchange, Time Poly and Cmark owned 78% and 16.93%, respectively of Raygere’s equity. The Filer is filing this amendment to disclose: (i) Cmark’s private transfer totaling 1,742,468 shares of the Company’s common stock, which took place between January 2008 and March 2010 and (ii) Time Poly’s private transfer totaling 625,000 shares of the Company’s common stock, which it transferred between September and November, 2009.

Item 5.  Interest in Securities of the Issuer

(a)
Stewart Lor beneficially owns 9,674,859 (the “Shares”) of the 26,644,026 outstanding shares of the Company.  In addition to the transfers described in Item 4 above, Cmark also sold 100,000 shares, as disclosed in the Form 4 and the First Amendment to its Schedule 13D, both of which they filed on March 4, 2010.

(b)	Mr. Lor has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)
Since Cmark’s most recent filing on Schedule 13D, they privately transferred 161,680 shares of the Company’s common stock.  Since Time Poly’s most recent filing on Schedule 13D, they privately transferred 625,000 shares of the Company’s common stock.

(d)
No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.  However, all of the shares Mr. Lor holds in Time Poly, which represents 100% of the equity interest in Time Poly, are subject to that certain Share Transfer Agreement dated January 16, 2008, with certain members of management of our subsidiary, Chengdu Tianyin Pharmaceutical Co., Ltd., a corporation organized and existing under the laws of the People’s Republic of China , after which such persons will have the voting, dispositive and investment power over Time Poly.

(e)	n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 16, 2008, pursuant to a Share Transfer Agreement, Mr. Lor issued stock options to the executives officers and management team of Chengdu Tianyin Pharmaceutical Co., Ltd., (the “Executives”) the Issuer’s subsidiary located in Chengdu, Sichuan Province of the People’s Republic of China that operates the Issuer’s business.  Pursuant to the agreement, Mr. Lor granted to the Executives the option to acquire all of his shares of Time Poly.  Under the terms of the Share Transfer Agreement, the Executives will have the right and the option to purchase 100% of the outstanding shares of capital stock of Time Poly at any time through November 15, 2008.  Although the Executives may exercise their options at any time during the term of the option, the exercise price of the options depends upon the fulfillment of certain performance targets based on the future revenues of Chengdu Tianyin, as set forth in the Share Transfer Agreement.  The exercise prices of the options for these shares range from $1,293 to $660,975.  The options vest on a one-third basis per quarter for three specified quarters and may be exercised in whole or in part after Chengdu Tianyin’s revenues for such quarter is determined, which shall not be later than 45 days following the applicable fiscal quarter.

As a result of necessary regulatory approvals in China, the optionees have not yet been able to complete the exercise of the option.  However, they are currently working to obtain the necessary regulatory approvals and, at such time as they receive such approvals, they expect to complete the exercise of the option and transfer the shares contemplated therein.  At such time, we intend to file another amendment to our Schedule 13D to disclose the transfer.

Item 7.  Material to Be Filed as Exhibits.

(1)	Share Transfer Agreement between Stewart Shiang Lor and Transferees dated January 16, 2008 (Incorporated by reference to Exhibit 1 of the Schedule 13D filed on February 6, 2008).

(2)	Share Exchange Agreement dated January 16, 2008 (Incorporated by reference to Exhibit 3 of the Schedule 13D filed on February 6, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2010

Signature: /s/ Stewart Lor

Name/Title: Stewart Lor, Director

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